Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Successor				Predecessor
	Six Months Ended November 30, 2008		Three Months Ended November 30, 2008	The Period From July 12, 2007 - May 31, 2008	The Period From June 1, 2007 - July 11, 2007	2007	2006	2005
Earnings:
Earnings (loss) before income taxes	$(98.8)		$80.0	$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5
Add: Fixed charges (per below)	362.1		220.8	603.1	0.3	9.3	11.7	9.2
Total earnings (loss)	$263.3		$300.8	$(591.2)	$(81.6)	$510.9	$622.7	$555.7

Fixed charges:
Interest expense, net	$280.3		$139.2	$516.3	$0.3	$9.3	$11.7	$9.2
Amortization of bond premium	0.4		0.2	0.4	—	—	—	—
Deferred financing costs	81.4		81.4	86.4	—	—	—	—

Total fixed charges	$362.1		$220.8	$603.1	$0.3	$9.3	$11.7	$9.2

Ratio of earnings to fixed charges	N/A	(1)	1.4	N/A (1)	N/A (1)	54.9	53.2	60.4

(1)	Earnings were inadequate to cover fixed charges for the period from June 1, 2007 through July 11, 2007, the period from July 12, 2007 through May 31, 2008, and the six months ended November 30, 2008 by $81.9 million, $1,194.3 million, and $98.8 million, respectively.